FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

JOINT MEDIA RELEASE
UPDATE ON CHUCAPACA PROJECT IN SOUTHERN PERU
Johannesburg and Lima, November 14, 2012: Gold Fields Limited (Gold Fields) (JSE, NYSE,
NASDAQ Dubai: GFI) and Compañia de Minas Buenaventura S.A.A. (Buenaventura) (NYSE, BVN;
Lima Stock Exchange: BUE.LM) today announced an update on the Chucapaca exploration project in the southern Peruvian region of Moquegua. The project is a joint venture by Gold Fields (51%)
and Buenaventura (49%) and operated by Gold Fields.

The partners have studied the viability of a large open-pit operation capable of sustaining a
30,000 tonnes per day throughput. A first draft of the feasibility study has been completed and as a result of relatively high capital and operating costs this option would not have delivered acceptable project returns.

Consequently, further study work will have to be performed by the joint venture focusing on value engineering the project to achieve the expected returns. Future work will mainly include the following:

·      Analysing different options for mine development, including an underground or a combined open-pit underground operation, and alternative throughput levels;

·      Re-establishing exploration to add resource flexibility, once the required permits are granted; and,

·      Optimising capital and project operating costs.

The partners reiterate their commitment to unlocking the potential of the Chucapaca project, which will need the support of all stakeholders, particularly the neighbouring communities. Gold Fields has built a close relationship with them and expects to continue working together through this phase of the project.
- ends-
Enquiries: Gold Fields
Enquiries: Buenaventura

Investor Relations                                                                                 Carlos Galvez
Willie Jacobsz
Tel
+51 1 419-2540
Tel
+27 11 562-9775
Email
cegalvez@buenaventura.com.pe
Mobile
+27 (0) 82 971 9238
Email
Willie.Jacobsz@goldfields.co.za
Daniel
Dominguez
Tel
+51
1
419-2536
Media
Email
ddominguez@buenaventura.com.pe
Sven Lunsche
Tel
+27 11 562-9763
Mobile
+27 (0) 83 260 9279
Email
Sven.Lunsche@goldfields.co.za
Diego Ortega
Mobile
+51 (0) 9963 70508
Email
Diego.Ortega@gfexpl.com

Notes to editors

About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable annualised production of 3.6 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 76.7 million ou nces and Mineral Resources of 225.4 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock
Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

About Buenaventura
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, Precious Metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects. Buenaventura currently operates several mines in
Peru (Orcopampa*, Poracota*, Uchucchacua*, Antapite*, Julcani*, Recuperada*, El Brocal, La Zanja, Coimolache and CEDIMIN*). The
Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer, and 49% of Canteras del Hallazgo S.A, owner the Chucapaca project.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 14 November 2012
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
             Relations and Corporate Affairs